Exhibit 99.1

QIWI Announces First Quarter 2023 Financial Results

NICOSIA, CYPRUS – May 26, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced its financial results for the first quarter ended March 31, 2023.

1Q 2023 key operating and financial highlights1 2

		1Q 2022	1Q 2023			1Q 2023
		RUB million	RUB million	YoY		USD million(1)
	Revenue	9,717	17,872	83.9%		231.8
	Total Net Revenue	6,305	8,552	35.6%		110.9
Consolidated Group	Adjusted EBITDA	3,687	4,479	21.5%		58.1
results	Adjusted EBITDA margin	58.5%	52.4%	(6.1	)p.p.	52.4%
	Profit for the period	2,257	4,499	99.3%		58.4
	Adjusted Net profit	2,326	4,180	79.7%		54.1
	Adjusted Net profit margin	36.9%	48.9%	12.0	p.p.	48.9%
	Net Revenue	5,649	6,944	22.9%		90.1
	Payment Net Revenue	4,119	5,085	23.5%		66.0
	Payment Volume, billion	356	469	31.6%		6.1
Payment Services (PS)	Payment Net Revenue Yield	1.16%	1.08%	(0.1	)p.p.	1.08%
	Other Net Revenue	1,530	1,859	21.5%		24.1
	Adjusted Net profit	3,029	3,536	16.7%		45.9
	Adjusted Net profit margin	53.6%	50.9%	(2.7	)p.p.	50.9%
	Net Revenue	157	741	372.5%		9.6
Digital Marketing (DM)	Adjusted Net profit	30	116	286.6%		1.5
	Adjusted Net profit margin	19.1%	15.7%	(3.5	)p.p.	15.7%
Corporate and Other (CO)	Net Revenue	499	867	73.7%		11.2
	Adjusted Net profit	(733)	528	(172.0)%		6.8

(1)	Throughout this release dollar translation is calculated using a rouble to U.S. dollar exchange rate of RUB 77.0863 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2023.
(2)	Throughout this release, following the introduction of new Digital Marketing segment, certain amounts related to Flocktory have been reclassified from Corporate and Other to Digital Marketing segment to conform to the current period presentation.

Key events after the reported period

•	QIWI received delisting notification from Nasdaq[3] and appealed at the oral hearing on April 27, 2023[4]. The Company is waiting for the decision of the Hearing Panel.
•	QIWI published its 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission[5].
•	QIWI 2023 Annual General Meeting of shareholders was scheduled on June 5, 2023[6].

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, and adjusted Net profit margin in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as a reconciliation to IFRS reported numbers at the end of this release.

2 Throughout this release calculations of totals, subtotals and/or percentage change may have small variations due to rounding of decimals.

3 https://investor.qiwi.com/news-and-events/press-releases/4108553/

4 https://investor.qiwi.com/news-and-events/press-releases/4108554/

5 https://investor.qiwi.com/results-and-reports/sec-filings/4091022

6 https://investor.qiwi.com/news-and-events/press-releases/4108564/

1Q 2023 results

Net Revenue breakdown by segments

	1Q 2022	1Q 2023		1Q 2023
	RUB million	RUB million	YoY	USD million
Total Net Revenue	6,305	8,552	35.6%	110.9
Payment Services (PS)	5,649	6,944	22.9%	90.1
PS Payment	4,119	5,085	23.5%	66.0
PS Other	1,530	1,859	21.5%	24.1
Digital Marketing (DM)	157	741	372.5%	9.6
Corporate and Other (CO)	499	867	73.7%	11.2

Total Net Revenue increased by 35.6% YoY to RUB 8,552 million ($110.9 million) driven by strong performance of Payment Services (PS) and Corporate and Other (CO) segments, as well as consolidated results of RealWeb business acquired by the Company in December 20227 and accounted for in Digital Marketing (DM) segment.

Payment Services

PS Net Revenue increased by 22.9% YoY to RUB 6,944 million ($90.1 million).

PS Payment Net Revenue was 23.5% higher YoY and amounted to RUB 5,085 million ($66.0 million) as a result of PS Payment Volume increase by 31.6% YoY and slightly decreased PS Payment Net Revenue Yield by 7 bps YoY.

PS Payment Volume was RUB 469.2 billion mainly resulting from (i) the growth of operations via our Contact Money remittances payment system; (ii) onboarding of new merchants and aggregators; (iii) an increase of payment volume via QIWI Wallet used for numerous types of services; and (iv) growing payment volume from our product offering for self-employed and peer-to-peer operations.

PS Payment Net Revenue Yield slightly decreased from 1.16% to 1.08% as a result of adverse mix effect being a higher share of operations with lower yields.

PS Other Net Revenue primarily comprises revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees. In 1Q 2023 PS Other Net Revenue increased by 21.5% YoY to RUB 1,859 million ($24.1 million) mainly due to higher net revenue derived from cash and settlement services.

Digital Marketing (DM)

In December 2022, the Company acquired a controlling stake in a leading digital marketing group of companies, RealWeb. The transaction allows QIWI to attain leading positions in the growing digital marketing market based on RealWeb’s expertise and to further diversify Company’s product portfolio.

With additional focus on this growing market, in 2023 QIWI started to single out the Digital Marketing (DM) operating segment in its reporting. DM segment includes revenue generated from context and media advertising management services, including platform services under subscription, social network presence, programmatic, CPA and mobile marketing type of services. The segment includes results of the full-cycle digital marketing service provider RealWeb and Flocktory services in marketing automation and advertising technologies.

DM Net Revenue increased by 372.5% YoY to RUB 741 million ($9.6 million) driven by the RealWeb acquisition and the overall increase of the number of Flocktory clients and traffic-providers.

DM market has unique features which differ significantly from payment services. In comparison to the PS segment, DM's Net Revenue Yield is lower and operating expenses (predominantly represented by personnel expenses) as a percentage of Net revenue are higher. Therefore, an increase in the share of DM segment in Group results has a margin-dilutive effect.

7 https://investor.qiwi.com/news-and-events/press-releases/4108557/

Corporate and Other (CO)

	1Q 2022	1Q 2023		1Q 2023
	RUB million	RUB million	YoY	USD million
CO Net Revenue	499	867	73.7%	11.2
ROWI	370	595	61.1%	7.7
Tochka	106	-	(100.0)%	-
Corporate and Other projects	24	272	1024.9%	3.5

CO Net Revenue increased by 73.7% YoY to RUB 867 million ($11.2 million) driven by:

•	ROWI Net Revenue growth by 61.1% YoY to RUB 595 million ($7.7 million) on further expansion of bank guarantees and factoring portfolios:

o	As of March 31, 2023, the bank guarantees portfolio reached RUB 68.6 billion - an increase of 51.1% YoY.

o	As of March 31, 2023, the factoring portfolio was RUB 10.8 billion or 13.5% higher YoY.

o	As of March 31, 2023, the portfolio of online loans for government contracts execution was RUB 2.7 billion.

o	In 1Q 2023, the share of ROWI Net Revenue in Total Net Revenue was 7.0% growing 1.1 ppts YoY.

•	Tochka project was closed after the disposal of our stake in the JSC Tochka associate. We continue our collaboration with Tochka on an arms-length basis and provide a bundle of cash settlement services accounted for within PS Other Net Revenue.

•	Corporate and Other projects Net Revenue in 1Q 2023 amounted to RUB 272 million ($3.5 million) compared to RUB 24 million in 1Q 2022 driven by interest income from (i) investments into debt securities (high-quality corporate and government bonds) and (ii) loans provided.

Operating expenses and other non-operating income and expenses

	1Q 2022	1Q 2023			1Q 2023
	RUB million	RUB million	YoY		USD million
Operating expenses	(2,895)	(4,382)	51.4%		(56.8)
% of Net Revenue	(45.9)%	(51.2)%	(5.3	)p.p.
Selling, general and administrative expenses	(771)	(959)	24.4%		(12.4)
% of Net Revenue	(12.2)%	(11.2)%	1.0	p.p.
Personnel expenses	(1,673)	(2,751)	64.4%		(35.7)
% of Net Revenue	(26.5)%	(32.2)%	(5.6	)p.p.
Depreciation, amortization & impairment	(277)	(309)	11.6%		(4.0)
% of Net Revenue	(4.4)%	(3.6)%	0.8	p.p.
Credit loss (expense)	(174)	(363)	108.6%		(4.7)
% of Net Revenue	(2.8)%	(4.2)%	(1.5	)p.p.
Other non-operating income and expenses	(352)	1,220	(446.6)%		10.3
% of Net Revenue	(5.6)%	14.3%	19.8	p.p.
Share of gain of an associate and a joint venture	-	(39)	(0.5)
% of Net Revenue	0.0%	(0.5)%	(0.5	)p.p.
Foreign exchange gain/(loss), net	(441)	819	(285.7)%		10.6
% of Net Revenue	(7.0)%	9.6%	16.6	p.p.
Interest income and expenses, net	68	-	(100.0)%		-
% of Net Revenue	1.1%	0.0%	(1.1	)p.p.
Other income and expenses, net	21	16	23.8%		0.2
% of Net Revenue	0.3%	0.2%	(0.1	)p.p.
Gain on disposal of an associate	-	424			-
% of Net Revenue	0.0%	5.0%	5.0	p.p.

Operating expenses increased by 51.4% YoY to RUB 4,382 million ($56.8 million) following increase in Total Net Revenue and acquisition of RealWeb in December 2022. Despite positive operating leverage effect in PS segment, operating expenses as a percentage of Total Net Revenue deteriorated by 5.3 ppts to 51.2% mainly due to (i) higher personnel expenses of PS segment as well as consolidation of the new RealWeb business, and (ii) allowance for expected credit loss (ECL) accrued for growing ROWI loan portfolio and financial assets accounted for at fair value through other comprehensive income.

Selling, general and administrative expenses increased by 24.4% to RUB 959 million ($12.4 million) while as percentage of Total Net Revenue it went down by 1.0 ppt YoY to 11.2% mainly driven by the positive operating leverage effect.

Personnel expenses surged by 64.4% YoY to RUB 2,751 million ($35.7 million) driven by hiring of new staff for development of new products and strong financial performance resulting in higher bonuses to employees in PS segment as well as consolidation of new RealWeb business. As a result, personnel expenses as a percentage of Total Net Revenue increased by 5.6 ppts to 32.2%.

Depreciation, amortization and impairment stood at RUB 309 million ($4.0 million) or 3.6% as percent of Total Net Revenue – 0.8 ppt lower YoY due to positive operating leverage effect.

Credit loss increased to 4.2% as a percentage of Total Net Revenue or RUB 363 million ($4.7 million) due to allowance for ECL accrued for (i) ROWI loan portfolio as a result of its further growth, and (ii) financial assets accounted for at fair value through other comprehensive income.

Other non-operating income increased to RUB 1,220 million ($10.3 million) compared to RUB 352 million of loss last year primarily due to (i) gain recognized upon liquidation of one of our subsidiaries in 1Q 2023 in the amount of RUB 424 million, and (ii) foreign exchange gain resulting from the depreciation of the Russian ruble vs. USD, AED and Euro in 1Q 2023.

Income tax expense

Income tax expense increased by 11.2% YoY to RUB 891 million ($11.6 million) driven by Total Net Revenue dynamics and partially offset with (i) non-taxable gain recognized upon liquidation of our subsidiary, (ii) foreign exchange gain for 1Q 2023 which is tax neutral within the Group perimeter, and (iii) no tax accruals on dividends in 1Q 2023. The effective tax rate was therefore 9.7 ppts lower YoY and stood at 16.5% driven by the factors described above.

Profitability results

	1Q 2022	1Q 2023			1Q 2023
	RUB million	RUB million	YoY		USD million
Adjusted EBITDA	3,687	4,479	21.5%		58.1
Adjusted EBITDA margin, %	58.5%	52.4%	(6.1	)p.p.	52.4%
Adjusted Net Profit	2,326	4,180	79.7%		54.1
Adjusted Net Profit margin, %	36.9%	48.9%	12.0	p.p.	48.9%
Payment Services	3,029	3,536	16.7%		45.9
PS Adjusted Net Profit margin, %	53.6%	50.9%	(2.7	)p.p.	50.9%
Digital Marketing (DM)	30	116	286.6%		1.5
DM Adjusted Net Profit margin, %	19.1%	15.7%	(3.5	)p.p.	15.7%
Corporate and Other (CO)	(733)	528	(172.0)%		6.8
Tochka	(15)	-	(100.0)%		-
ROWI	51	184	259.9%		2.4
Corporate and Other projects	(769)	344	(144.8)%		4.5

Adjusted EBITDA increased by 21.5% YoY to RUB 4,479 million ($58.1 million) mainly due to the Total Net Revenue growth by 35.6%. Despite the positive operating leverage effect in PS segment, Adjusted EBITDA margin decreased by 6.1 ppts YoY to 52.4% mainly due to consolidation of the new RealWeb business, increased personnel expenses in PS segment and allowance for ECL (described earlier).

Adjusted Net Profit increased by 79.7% YoY to RUB 4,180 million ($54.1 million). Adjusted Net Profit margin increased by 12.0 ppts YoY to 48.9% primarily driven by the foreign exchange gain partially offset by the consolidation of the RealWeb business operating with a lower margin than the PS segment.

Payment Services Adjusted Net Profit increased by 16.7% YoY to RUB 3,536 million ($45.9 million) as a result of PS Net Revenue growth by 22.9% YoY. PS Adjusted Net Profit margin slightly deteriorated by 2.7 ppts to 50.9% due to a combination of (i) increased personnel expenses (described earlier), (ii) allowance for ECL (described earlier), (iii) higher expenses related to multi-bank platform services due to increased payment volumes via Tochka branch in QIWI Bank, partially offset by (iv) positive operating leverage effect and (v) foreign exchange gain.

Digital Marketing (DM) Adjusted Net Profit for 1Q 2023 increased to RUB 116 million ($1.5 million) due to consolidation of new RealWeb business and Flocktory Net Revenue growth. DM Adjusted Net Profit margin stood at 15.7%.

CO Adjusted Net Profit increased to RUB 528 million ($6.8 million) compared to CO Net loss of RUB 733 million driven by:

•	CO Net Profit of RUB 344 million ($4.5 million) resulting primarily from the СO Net Revenue change described above and the foreign exchange gain.

•	ROWI Net Profit growth to RUB 184 million ($2.4 million) as a result of its Net Revenue growth by 61.1% YoY.

Dividends

Due to the lingering stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary, the Company does not see the opportunity to arrange the distribution of dividends or repurchase shares with the equal treatment of all existing shareholders. Therefore, the Board decided to keep the distribution of dividends under review until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the Company to distribute dividends to all of its shareholders.

Earnings Conference Call and Audio Webcast

Given the persisting level of uncertainty and market volatility, there will be no conference call or webcast to discuss the results. We welcome all our stakeholders to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI, RealWeb, Flocktory and other projects, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of March 31,	As of March 31,
	2021	2022	2022
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,163	1,055	13.7
Goodwill and other intangible assets	13,126	13,075	169.6
Investments in associates	303	270	3.5
Long-term debt securities	2,946	4,088	53.0
Long-term loans issued	843	613	8.0
Other non-current assets	257	243	3.2
Deferred tax assets	208	282	3.7
Total non-current assets	18,846	19,626	254.6
Current assets
Trade and other receivables	15,194	12,715	164.9
Short-term loans issued	14,200	13,339	173.0
Short-term debt securities	14,029	15,321	198.8
Other current assets	2,195	3,086	40.0
Cash and cash equivalents	47,462	47,515	616.4
Total current assets	93,080	91,976	1,193.2
Total assets	111,926	111,602	1,447.8
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	24.3
Share premium	12,068	12,068	156.6
Other reserves	2,696	2,713	35.2
Retained earnings	39,941	44,282	574.4
Translation reserve	401	37	0.5
Total equity attributable to equity holders of the parent	56,983	60,977	791.0
Non-controlling interests	912	1022	13.3
Total equity	57,895	61,999	804.3
Non-current liabilities
Long-term deferred income	1,154	1,097	14.2
Long-term lease liabilities	133	108	1.4
Other non-current liabilities	156	48	0.6
Deferred tax liabilities	1,847	1,691	21.9
Total non-current liabilities	3,290	2,944	38.2
Current liabilities
Trade and other payables	33,048	28,469	369.3
Customer accounts and amounts due to banks	11,203	11,883	154.2
Short-term debt	3,922	3,781	49.0
Short-term lease liabilities	300	302	3.9
Other current liabilities	2,268	2,224	28.9
Total current liabilities	50,741	46,659	605.3
Total equity and liabilities	111,926	111,602	1,447.8

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	USD
Revenue:	9,717	17,872	231.8
Revenue from contracts with customers	7,810	15,728	204.0
Interest revenue calculated using the effective interest rate	1,452	1,764	22.9
Fees from inactive accounts and unclaimed payments	455	380	4.9

Operating costs and expenses:	(6,307)	(13,702)	(177.7)
Cost of revenue (exclusive of items shown separately below)	(3,412)	(9,320)	(120.9)
Selling, general and administrative expenses	(771)	(959)	(12.4)
Personnel expenses	(1,673)	(2,751)	(35.7)
Depreciation and amortization	(277)	(309)	(4.0)
Credit loss expense	(174)	(363)	(4.7)
Profit from operations	3,410	4,170	54.1

Gain on disposal of subsidiary	-	424	5.5
Share of loss of an associate	-	(39)	(0.5)
Foreign exchange gain/(loss), net	(441)	819	10.6
Interest income and expenses, net	68	-	-
Other income and expenses, net	21	16	0.2
Profit before tax	3,058	5,390	69.9
Income tax expense	(801)	(891)	(11.6)
Net profit	2,257	4,499	58.4
Attributable to:
Equity holders of the parent	2,174	4,341	56.3
Non-controlling interests	83	158	2.0

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(12)	70	0.9
Net gain recycled to profit or loss upon disposal	-	(424)	(5.5)
Debt securities at fair value through other comprehensive income (FVOCI):
Net losses arising during the period, net of tax	(854)	13	0.2
Share of other comprehensive Income of an associate	-	4	0.1
Total other comprehensive income/(loss), net of tax	(866)	(337)	(4.4)
Total comprehensive income, net of tax	1,391	4,162	54.0
Attributable to:
Equity holders of the parent	1,309	3,994	51.8
Non-controlling interests	82	168	2.2

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	34.81	69.22	0.90
Diluted, earnings attributable to ordinary equity holders of the parent	34.81	69.22	0.90

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	March 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	USD(1)
Operating activities
Profit before tax	3,058	5,390	69.9
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization	277	309	4.0
Foreign exchange loss/(gain), net	441	(819)	(10.6)
Interest income, net	(1,400)	(1,686)	(21.9)
Credit loss expense	174	363	4.7
Share of loss of an associate	-	39	0.5
Gain on disposal of an associate	-	(424)	(5.5)
Other	-	(55)	(0.7)
Net cash flow generated from operating activities before changes in working capital	2,550	3,117	40.4
Changes in operating assets and liabilities:
Decrease in trade and other receivables	1,917	2,503	32.5
Decrease/(Increase) in other assets	510	(856)	(11.1)
Increase in customer accounts and amounts due to banks	2,205	411	5.3
Decrease in accounts payable and accruals	(6,657)	(5,176)	(67.1)
(Decrease)/Increase in other liabilities	238	(209)	(2.7)
Decrease in loans issued as operating activity	128	968	12.6
Cash generated from operations	891	758	9.8
Interest received	1,750	1,970	25.6
Interest paid	(138)	(96)	(1.2)
Income tax paid	(893)	(1,190)	(15.4)
Net cash flow generated from operating activities	1,610	1,442	18.7
Investing activities
Cash used in business combinations	(215)	(21)	(0.3)
Purchase of property and equipment	(111)	(17)	(0.2)
Purchase of intangible assets	(39)	(33)	(0.4)
Proceeds from sale of fixed and intangible assets	-	8	0.1
Loans issued	-	(15)	(0.2)
Repayment of loans issued	17	62	0.8
Purchase of debt securities	(1,737)	(4,132)	(53.6)
Proceeds from sale and redemption of debt securities	-	1,627	21.1
Net cash used in investing activities	(2,085)	(2,521)	(32.7)
Financing activities			-
Repayment of debt	(155)	(133)	(1.7)
Payment of principal portion of lease liabilities	(18)	(28)	(0.4)
Dividends paid to non-controlling shareholders	(95)	(51)	(0.7)
Net cash used in financing activities	(268)	(212)	(2.8)
Effect of exchange rate changes on cash and cash equivalents	(531)	1,344	17.4
Effect of change in ECL on cash and cash equivalents	(38)	-	-
Net increase/(decrease) in cash and cash equivalents	(1,312)	53	0.7
Cash and cash equivalents at the beginning of year	33,033	47,462	615.7
Cash and cash equivalents at the end of year	31,721	47,515	616.4

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, Payment Services (PS) Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Digital Marketing (DM) Net Revenue, Corporate and Other (CO) Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, PS Adjusted Net Profit, DM Adjusted Net Profit, CO Adjusted Net Profit, and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, DM Net Revenue, CO Net Revenue; Net Profit, in the case of Adjusted EBITDA, Adjusted Net Profit, PS Adjusted Net Profit, DM Adjusted Net Profit, CO Adjusted Net Profit, and earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, DM Net Revenue, CO Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue and its breakdown by segments, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measures, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue, and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

•	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.
•	“Adjusted EBITDA” as Net profit plus/(less): (1) depreciation and amortization, (2) other expenses/(income), (3) foreign exchange loss/(gain), (4) share of loss/(gain) of associates and joint ventures, (5) interest expenses/ (income), (6) income tax expenses, (7) share-based payment expenses, (8) impairment of non-current assets, (9) loss/(gain) on disposal of subsidiary.
•	“Adjusted Net profit” as Net profit plus/(less): (1) fair value adjustments recorded on business combinations and their amortization, (2) impairment of non-current assets, (3) share-based payment expenses, (4) loss/(gain) on disposal of subsidiary, (5) effect of taxation of the above items.
•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.
•	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

We provide a breakdown of Total Net Revenue by segments - PS Net Revenue, including PS Payment Net Revenue and PS Other Net Revenue, DM Net Revenue, CO Net Revenue. We define the above measures as follows:

•	PS Payment Net Revenue is the Net Revenue comprising the merchant and consumer fees collected for the payment transactions.
•	PS Other Net Revenue primarily comprises revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.
•	DM Net Revenue includes revenue generated with services provided for context and media advertising management services, including platform services under subscription, social network presence, programmatic, CPA and mobile marketing type of services. The segment includes results of full-cycle digital marketing service provider RealWeb and Flocktory services in marketing automation and advertising technologies.
•	CO Net Revenue comprises from results of ROWI business, Tochka project (before 2Q2022) and Corporate and Other projects, including interest income.

Adjusted EBITDA is a key measure used by management as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of associates and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, income tax, and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

In order to reflect the operational profitability of each segment, we provide a following breakdown of Adjusted Net Profit: Payment Services Adjusted Net Profit, Digital Marketing Adjusted Net Profit, Corporate and Other Adjusted Net Profit.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	USD
Revenue	9,717	17,872	231.8
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,412	9,320	120.9
Total Net Revenue	6,305	8,552	110.9
Segment Net Revenue
Payment Services Segment Revenue	8,730	10,803	140.1

PS Payment Revenue(1)	6,948	8,748	113.5
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	2,829	3,663	47.5
PS Payment Net Revenue	4,119	5,085	66.0

PS Other Revenue(3)	1,782	2,055	26.7
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	252	196	2.5
PS Other Net Revenue	1,530	1,859	24.1
Payment Services Segment Net Revenue	5,649	6,944	90.1

Digital Marketing Revenue	201	5,922	76.8
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	44	5,181	67.2
Digital Marketing Net Revenue	157	741	9.6

Corporate and Other Category Revenue	785	1,147	14.9
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	286	280	3.6
Corporate and Other Category Net Revenue	499	867	11.2

Total Segment Net Revenue	6,305	8,552	110.9

Net profit	2,257	4,499	58.4
Plus:
Depreciation and amortization	277	309	4.0
Other income and expenses, net	(21)	(16)	(0.2)
Foreign exchange (gain)/loss, net	441	(819)	(10.6)
Gain on disposal of subsidiary	-	(424)	(5.5)
Share of gain/(loss) of an associate	-	39	0.5
Interest income and expenses, net	(68)	-	-
Income tax expenses	801	891	11.6
Adjusted EBITDA	3,687	4,479	58.1
Adjusted EBITDA margin	58.5%	52.4%	52.4%

Net profit	2,257	4,499	58.4
Fair value adjustments recorded on business combinations and their amortization(5)	83	125	1.6
Gain on disposal of subsidiary	-	(424)	(5.5)
Effect of taxation of the above items	(14)	(20)	(0.3)
Adjusted Net Profit	2,326	4,180	54.1

Adjusted Net Profit per share:
Basic	37.25	66.65	0.86
Diluted	37.25	66.65	0.86

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,449	62,713	62,713
Diluted	62,449	62,713	62,713

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.
(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.
(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT, Rapida and Realweb.